Exhibit 99.1

Akanda Corporation Announces CFO Appointment

LONDON, March 7, 2023 - International medical cannabis platform company Akanda Corp. ("Akanda" or the “Company”) (NASDAQ: AKAN) an Ontario company, reported that it has appointed a new Chief Financial Officer. Effective immediately Shailesh Bhushan will join the company, and comes to Akanda with more than 25 years of financial and accounting experience.

“I am pleased to welcome Shailesh to the Akanda executive management team,” said Katharyn Field, Interim Chief Executive Officer. Ms. Field added, “Shailesh brings experience and judgment and will be a valuable contributor in guiding our company forward as an international medical cannabis leader.”

Mr. Bhushan will lead Akanda’s finance and accounting organization and will report directly to Ms. Field and the Akanda Board of Directors.

Mr. Bhushan’s experience includes Chief Accounting Officer roles for Halo Collective and Namaste Technologies and accounting experience with Transact Network and Golden Leaf Holdings. Mr. Bhushan began his career as an auditor. He has been designated a Chartered Accountant from the Institute of Chartered Accountants of India and holds a Masters in Commerce (1st Division) from Agra University.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, a leading globally recognized cannabis company; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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